InterOil Adopts New Shareholder Rights Plan and New Bylaws

PORT MORESBY, Papua New Guinea and HOUSTON, April 24, 2013 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) announces the adoption of a new shareholder rights plan (the "New Rights Plan") which will become effective on May 29, 2013, concurrent with the termination of the current shareholders rights plan of InterOil, and the Company has also adopted new by laws, which became effective on April 24, 2013.

Shareholder Rights Plan
InterOil adopted both the original rights plan and the New Rights Plan to ensure, to the extent possible: (i) that all shareholders are treated fairly in connection with any takeover offer for the Company, and (ii) in the event of an unsolicited bid, to ensure that the board of directors (the "Board") is provided with a sufficient period of time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize Shareholder value.

Under the terms of the New Rights Plan, one right will be issued by the Company for each outstanding common share at the close of business on May 29, 2013, and for each common share issued in the future (subject to the terms of the New Rights Plan). The rights issued under the New Rights Plan become exercisable only if an offeror acquires or announces its intention to acquire 20% or more of the common shares of the Corporation without complying with the "Permitted Bid" provisions of the New Rights Plan or without the approval of the Board.

Permitted Bids must be made to all holders of common shares of InterOil by way of a takeover bid circular prepared in compliance with applicable securities laws and, among other things, must be open for acceptance for a minimum of 60 days. If at the end of 60 days at least 50% of the outstanding common shares other than those owned by the offeror and certain related parties have been tendered and not withdrawn, the bidder may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender to the bid.

If a takeover bid does not meet the Permitted Bid requirements of the New Rights Plan, the rights will entitle InterOil shareholders, excluding the shareholder or shareholders making the takeover bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

The New Rights Plan is similar to the type of rights plans adopted by other Canadian incorporated public companies and is substantially similar to the current shareholder rights plan. The New Rights Plan is not being adopted in response to any actual or threatened takeover bid or other proposal from a third party to acquire control of the Company.

InterOil expects to seek shareholder approval and ratification of the New Rights Plan at its upcoming annual and special meeting of shareholders to be held on June 24, 2013. If the New Rights Plan is not ratified at the meeting, the New Rights Plan and all rights issued thereunder will terminate.

A copy of the New Rights Plan is available under InterOil's profile on SEDAR at www.sedar.com, or you can request copies from InterOil's Secretary at 111 Somerset Road, TripleOne Somerset, #06-05, Singapore 238164. You can also obtain a copy of the New Rights Plan on InterOil's website (www.interoil.com).

New Bylaws Advance Notice Requirement for Nominating Directors
The Board adopted new bylaws effective April 24, 2013, which replaced its previous by laws initially adopted in 2007. The new bylaws implement advance notice provisions in respect of the election of directors at shareholder meetings and also to include comprehensive procedures consistent with the Business Corporations Act (Yukon) and with by laws of other public companies incorporated in Canada.

The advance notice provisions in the new bylaws fix a deadline by which shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid. In the case of an annual meeting of shareholders, notice to InterOil must be given not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that if the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice must be given not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (that is not also an annual meeting), notice to InterOil must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The new bylaws also amend the old by laws to:

  increase the quorum requirement for shareholder meetings from 5% to 25% of the votes eligible to vote at the meeting, consistent with proxy advisory firm recommendations;
  introduce comprehensive provisions governing the borrowing of money and the giving of guarantees and security by InterOil;
  permit InterOil to hold shareholders' meetings by electronic means, and shareholders to participate in, and vote at, meetings by electronic means;
  include flexibility to accommodate the use of electronic book based or other non certificated systems; and
  include a number of amendments to ensure that the new bylaws conform to the provisions of the Business Corporations Act (Yukon) and allow InterOil to respond to evolving corporate practices, including, among others, comprehensive provisions regarding director conflicts of interest, indemnification of directors and officers, procedures governing shareholder and director meetings, the appointment and removal of officers, and the payment of dividends.

The Company expects to seek shareholder approval and confirmation of the new bylaws at its upcoming annual and special meeting of shareholders to be held on June 24th, 2013. If shareholders do not confirm the new bylaws at the meeting, the new by laws will no longer be valid and the old by laws will once again be the by laws that regulate InterOil's business and affairs.

Copies of the new bylaws and the old by laws are available under InterOil's profile on SEDAR at www.sedar.com, or you can request copies from InterOil's Secretary at 111 Somerset Road, TripleOne Somerset, #06-05, Singapore 238164 . You can also obtain a copy of the new by laws on InterOil's website (www.interoil.com).

About InterOil
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea. InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:
Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone:+1-281-292-1800

Forward Looking Statements
This press release includes "forward looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward looking statements, including in particular, the timing of the upcoming shareholder meeting, the effective time of the New Rights Plan and the continued effectiveness of the New Rights Plan and new bylaws. No assurances can be given however. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2012 on Form 40 F and its Annual Information Form for the year ended December 31, 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope or Triceratops fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40 F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.